Exhibit 99.9

China Xiangtai Food Co., Ltd. Announces Closing of US$16 Million Registered Direct Offering and Concurrent Private Placement

CHONGQING, China, February 2, 2022 (GLOBE NEWSWIRE) -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("China Xiangtai" or the "Company"), an emerging growth company engaged in agricultural business with a diversified expansion strategy, today announced the closing of its previously announced registered direct offering and concurrent private placement with certain investors, raising US$16,130,716 in gross proceeds, before deducting placement agent fees and other estimated offering expenses. The offering consists of the sale of 18,124,400 ordinary shares in a registered direct offering and warrants to purchase 18,124,400 ordinary shares in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Regulation S promulgated thereunder. The warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008. The warrants will expire five years from the date of issuance. The purchase price for one ordinary share and one corresponding warrant is US$0.89.

The Company plans to use the net proceeds from the offering for new business assessment and acquisition, product research and development, marketing and business development, and working capital and general business purposes.

Univest Securities, LLC acted as the exclusive placement agent for this offering. Ortoli Rosenstadt LLP served as counsel to the Company, and Hunter Taubman Fischer & Li LLC served as counsel to Univest Securities, LLC in connection with the offering.

The sale of the ordinary shares in the registered direct offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-238700), filed with the U.S. Securities and Exchange Commission (the "SEC") on May 26, 2020, and declared effective on July 7, 2020. Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering was filed with the SEC on January 31, 2022. Copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC's website www.sec.gov or by contacting Univest Securities, LLC by email at info@univest.us or standard mail to Univest Securities, LLC, 75 Rockefeller Plaza Suite 1838, New York, NY 10019.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About China Xiangtai Food Co., Ltd.

China Xiangtai Food Co., Ltd., engages in agricultural business. The Company is actively deploying emerging technologies including crypto asset mining and blockchain technologies with diversified expansion strategy. The current operations are in the United States, Canada and China. For more information, please visit https://irplin.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.
Erick W. Rengifo
Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com